                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                         AMENDMENT NO. 2 TO SCHEDULE TO
                                 (RULE 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        Millennium Pharmaceuticals, Inc.
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                       (Name of Subject Company (Issuer))

                        Millennium Pharmaceuticals, Inc.
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                        (Name of Filing Person (Offeror))

               5% Convertible Subordinated Notes due March 1, 2007
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                         (Title of Class of Securities)

                                   217753 AC 6
                                   217753 AD 4
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                      (CUSIP Number of Class of Securities)

                            John B. Douglas III, Esq.
              Senior Vice President, General Counsel and Secretary
                        Millennium Pharmaceuticals, Inc.
                                75 Sidney Street
                         Cambridge, Massachusetts 02139
                                 (617) 679-7000
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                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Person)

                                 with copies to:

                             David E. Redlick, Esq.
                             Jonathan Wolfman, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                            Telephone: (617) 526-6000
                            Telecopy: (617) 526-5000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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                                  TENDER OFFER

         This Amendment No. 2 to Tender Offer Statement on Schedule TO relates to a change in control offer (the "Offer") by Millennium Pharmaceuticals, Inc., a Delaware corporation ("Millennium"), to purchase for cash, on the terms and subject to the conditions set forth in the attached Change in Control Notice and Offer to Purchase, dated March 14, 2002 (the "Offer to Purchase"), and Letter of Transmittal (the "Letter of Transmittal"), all of the outstanding 5% Convertible Subordinated Notes due March 1, 2007 originally issued by COR Therapeutics, Inc., a Delaware corporation ("COR"). A Change in Control occurred on February 12, 2002, as a result of Millennium's acquisition of COR (the "COR Acquisition"). Pursuant to the COR Acquisition, Millennium assumed the 5% Convertible Subordinated Notes due March 1, 2007 originally issued by COR. Copies of the Offer to Purchase and the Letter of Transmittal are filed as exhibits (a)(1)(i) and (a)(1)(ii) respectively to the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on March 14, 2002.

ITEM 4.   TERMS OF THE TRANSACTION.

         The information set forth in Item 4(a) is hereby amended and supplemented by the following:

         The section of the Offer to Purchase entitled "The Offer--Information about the Notes" shall be amended by adding the following language as the first sentence of the second paragraph in the paragraph entitled "Redemption":

         "Millennium entered into a Third Supplemental Indenture dated as of April 22, 2002 (the "Third Supplemental Indenture") that provides that, notwithstanding any language to the contrary as described above, Millennium is prohibited from redeeming the Notes prior to May 1, 2003."

         The section of the Offer to Purchase entitled "The Offer--Information about the Notes" shall be amended by deleting the paragraph entitled "Right to Require Repurchase" and by adding the following language as the last paragraph of such section:

         "Right to Require Repurchase. The Third Supplemental Indenture provides for a new put right provision for note holders. Under the new put right provision, note holders have the right to require Millennium to repurchase all of their Notes or any portion of the principal amount thereof that is equal to $1,000 or any greater integral multiple of $1,000 on April 29, 2003 at a purchase price equal to 108.50% of the principal amount of the Notes to be repurchased. The purchase price is payable in cash, together with accrued and unpaid interest to April 29, 2003. Millennium is required to give notice of the right at least 21 business days before April 29, 2003, after which holders can exercise their right. Holders can withdraw their notice of exercise up to April 29, 2003."

ITEM 12. EXHIBITS.

         The information set forth in Item 12 is hereby amended and supplemented by adding immediately following the reference to Exhibit (a)(5)(i) the following:

         (a)(5)(ii) Press Release Regarding Put Right Provision, dated April 22, 2002.

         In addition, the following shall be added immediately following the reference to Exhibit (d)(5):

         (d)(6) Third Supplemental Indenture, dated as of April 22, 2002, between Millennium and U.S. Bank, N.A. (formerly known as Firstar Bank, N.A.), relating to the 5% Convertible Subordinated Notes due March 1, 2007.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.



                                 MILLENNIUM PHARMACEUTICALS, INC.

                                 By:  /s/ John B. Douglas III
                                      -----------------------------------------
                                      John B. Douglas III
                                      Senior Vice President, General Counsel
                                      and Secretary

Date: April 22, 2002


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                                  EXHIBIT INDEX

 Exhibit
 Number                                  Description

(a)(1)(i)          Change in Control Notice and Offer to Purchase, dated March
                   14, 2002.*

(a)(1)(ii)         Letter of Transmittal, dated March 14, 2002.*

(a)(1)(iii)        Letter to Clients, dated March 14, 2002.*

(a)(1)(iv)         Letter to Broker-Dealers, dated March 14, 2002.*

(a)(1)(v)          Instructions to Form W-9.*

(a)(5)(i)          Press Release Regarding Offer, dated March 14, 2002.*

(a)(5)(ii)         Press Release Regarding Put Right Provision, dated April 22,
                   2002.**

(d)(1) Indenture by and between COR Therapeutics, Inc. and Firstar Bank, N.A., dated February 24, 2000 (previously filed as
                   Exhibit 4.1 to the COR Therapeutics, Inc. Quarterly Report on Form 10-Q for the period ended March 31, 2000, File No. 0-19290, and incorporated herein by reference).*

(d)(2) First Supplemental Indenture, dated as of February 12, 2002, among Millennium, COR Therapeutics, Inc. and U.S. Bank, N.A. (formerly known as Firstar Bank, N.A.), relating to the 5% Convertible Subordinated Notes due March 1, 2007 (previously filed as Exhibit 4.5 to Millennium's Current Report on Form 8-K, File No. 0-28494, and incorporated herein by reference).*

(d)(3) Second Supplemental Indenture, dated as of February 12, 2002, between Millennium and U.S. Bank, N.A. (formerly known as Firstar Bank, N.A.), relating to the 5% Convertible Subordinated Notes due March 1, 2007 (previously filed as
                   Exhibit 4.6 to Millennium's Current Report on Form 8-K, File No. 0-28494, and incorporated herein by reference).*

(d)(4)             Registration Rights Agreement among COR Therapeutics, Inc.
                   and Goldman, Sachs & Co., Chase H&Q, a division of Chase Securities Inc., CIBC World Markets Corp., FleetBoston Robertson Stephens Inc. and Warburg Dillon Read LLC, dated February 24, 2000 (previously filed as Exhibit 10.2 to the COR Therapeutics, Inc. Quarterly Report on Form 10-Q for the period ended March 31, 2000, File No. 0-19290, and incorporated herein by reference).*

(d)(5) Form of Third Supplemental Indenture, between Millennium and U.S. Bank, N.A. (formerly known as Firstar Bank, N.A.), relating to the 5% Convertible Subordinated Notes due March 1, 2007.*

(d)(6) Third Supplemental Indenture, dated as of April 22, 2002, between Millennium and U.S. Bank, N.A. (formerly known as Firstar Bank, N.A.), relating to the 5% Convertible Subordinated Notes due March 1, 2007.**

(g)                None.

(h)                None.

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*  Previously filed.

** Filed herewith.